EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

March 28, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on March 28, 2012.

Item 4.	Summary of Material Change

The Company reported today that it has entered into additional leases (the “Leases”) with various land holders encompassing approximately 2,781 net mineral acres of land adjacent  to  the Company’s Railroad gold project in Elko County, Nevada.  GSV now controls approximately 18,130 net mineral acres associated with its Railroad Project.
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All of the Leases are substantially the same and provide for a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each Lease is subject to a small upfront signing bonus and annual advance minimum royalty (“AMR”) payments of US$17.50 per acre in the first and second years, increasing to US$28.00 per acre in the seventh year and thereafter, of which approximately US$111,239.73 has been paid to date. The Leases are also subject to a production royalty of 5% of net smelter returns (payable in proportion to the interest held), against which the AMR payments shall be credited and recouped up to 80%.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

March 28, 2012

GOLD STANDARD VENTURES CORP.
By:

“Richard Silas”
Corporate Secretary

(Please print here name of individual whose signature appears above.)

GOLD STANDARD VENTURES ADDS LAND HOLDINGS TO THE
RAILROAD PROJECT IN NEVADA

March 28, 2012 - Vancouver, B.C., - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com reported today that it has entered into additional leases (the “Leases”) with various land holders encompassing approximately 2,781 net mineral acres of land adjacent  to  the Company’s Railroad gold project in Elko County, Nevada.  GSV now controls approximately 18,130 net mineral acres associated with its Railroad Project.

All of the Leases are substantially the same and provide for a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each Lease is subject to a small upfront signing bonus and annual advance minimum royalty (“AMR”) payments of US$17.50 per acre in the first and second years, increasing to US$28.00 per acre in the seventh year and thereafter, of which approximately US$111,239.73 has been paid to date. The Leases are also subject to a production royalty of 5% of net smelter returns (payable in proportion to the interest held), against which the AMR payments shall be credited and recouped up to 80%.

At Railroad, Gold Standard announced a high grade gold discovery on February 22, 2012 (see news release). (http://bit.ly/GWvZKw). As reported, hole RR11-16 intersected 185 feet of 0.124 opt (ounces per ton) of gold (56.4 meters of 4.26 grams/Tonne) from 555 to 740 feet (169.2-225.6 meters) including an interval of 60 feet of 0.21 opt of gold (18.3 meters of 7.03g/T) which contained two five foot intercepts grading above 0.4 opt of gold (14 g/T). Drilling continues with two core rigs in this target area. Drilling is also in progress on the Company`s Camp Douglas project with two core rigs (see news release of February 15, 2012). (http://bit.ly/GSjpbi)

E.L. "Buster" Hunsaker III, CPG-8137, an independent Qualified Person, as defined by NI 43-101, Standards of Disclosure for Mineral Properties, has verified the technical information and evaluated interpretations contained in this news release.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this press release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com) and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml), and in other reports on our website at www.goldstandardv.com at Investors Information.